Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: February 18, 2021

Origin Materials

Origin Materials Merger with Artius Acquisition

Wednesday, February 17, 2021, 3:20 PM Eastern

Oliver Renick Rich Riley

PRESENTATION

Oliver Renick

Let’s bring in Rich Riley, the co-CEO. What exactly does that mean, Rich? What are carbon negative materials?

Rich Riley

Carbon negative materials are materials that are made from plants instead of petroleum, and so carbon is actually captured in the process as opposed to releasing new carbon which is how--what happens when you make materials with fossil based feed stocks.

Oliver Renick

So this is not just a clean energy from the perspective of not emitting fossil fuels, it’s actually doing the inverse and it--of taking in carbon, is that correct?

Rich Riley

Exactly. We’re removing carbon from the atmosphere to make materials.

Oliver Renick

Okay. Now how do you make money doing that, Rich? What’s the business? Are you working with other manufacturers and materials companies that need this service? Is it, like, a recycling or a waste management type of perspective?

Rich Riley

There’s been a absolute tsunami of major corporations making carbon neutral pledges and there’s a new one every couple of weeks. So major, major companies around the world pledging to reduce their carbon footprint and get to net zero by 2030, 2040, 2050. Part of doing that requires transitioning over a trillion dollars of materials from fossil based feed stocks to sustainable land based feed stocks.

And so our business is driven by helping our corporate customers meet their decarbonization goals.

Oliver Renick

So they’re emitting carbon and like we said you’re doing the inverse. So you’re on the other side of the equation trying to kind of neutralize and help them meet their goal of just going half way. You’re providing the other side of it. How do you do that?

Rich Riley

Yeah well as these companies go on their sort of decarbonization journey they quickly realize that renewable energy and transportation are only about half of all emissions. Almost half come from the products that are made and the materials. And so they realize that to meet their decarbonization goals they have to address the carbon in their supply chains. And we have spent 12 years developing a one of a kind revolutionary technology that helps them accomplish that.

Oliver Renick

Now you announced this decision this morning that you’ll be merging with the companies. You’re going to have the ticker ORGN when this is through. In terms of the overall size, an applied value of just below two billion dollars in terms of the equity value. What about the revenue and profitability from the investment perspective? Walk me through that, Rich. What are your goals as a first year as a public company?

Origin Materials
Thursday, February 18, 2021, 9:00 AM Eastern

1

Rich Riley

Sure. There’s a couple things. Well this transaction will put almost $900 million in cash on our balance sheet, which is expected to fully fund us through commercial scale end profitability. Addition that it’ll bring the incredible expertise of the Artius team who will be joining our board and helping us scale.

We’re under construction now on our first plant which we expect to complete in 2022 with revenues from that plant coming online in 2023. And in process building a far larger plant, which will come online in 2025.

Oliver Renick

So Rich—

Rich Riley

—And that’s what we expect with profitability.

Oliver Renick

Okay. So I want to just come back to the relationship that you have with customers. You list Pepsi, Nestle, big, recognizable names as some of your clients right now. When I go to your websites I read through it and it feels like I’m back in materials chemistry which I had to take twice. So if it’s confusing me I’m sure that some people are even more confused.

Are you going to a company like Pepsi and saying show me your manufacturing process, I’m gonna improve it using these specific products or techniques that we’re good at and we have services and skills and people that know how to do that? Is it bespoke like that or do you have a sort of one size fits all hey I’m just gonna give you some process or container, staple it on and you’re good to go.

Rich Riley

So the way it works typically is is company’s set their decarbonization goals at the top and as they get into the products and procurement teams that have to go figure it out they go search the world for solutions. And they frequently find us or we find them. And what they like about our solution is one, it’s carbon negative. But two, it’s the exact same material from a chemical perspective that they currently buy. The only critical difference is it comes from plants instead of petroleum.

That means it drops right into their current processes. They don’t have to change their capital equipment. And so there’s near zero switching costs and that makes it a very attractive solution for customers. The other key thing is because we’re starting from such a low cost feed stock we are price competitive with what they buy now.

So it’s for almost the same price you get the carbon negative qualities and it drops straight in.

Oliver Renick

Now is this a one and one and they can do it on their own or do you have a relationship? Do you have contracts over multiple years to monitor this process?

Rich Riley

Yeah. So we typically enter into five and 10 year contracts with our customers. And, you know, that’s an indication that this is not a test for them. This is a, you know, they intend for us to be a long term part of their materials solution. And we look forward to continue to engage new customers and through these materials address a wide range of products out there from textiles to apparel, carpet, automotive, packaging. It’s an enormous trillion dollar market that we’re going after.

Origin Materials Thursday, February 18, 2021, 9:00 AM Eastern

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Oliver Renick

Rich, right now as you mention in terms of the cash coming on the balance sheet through this SPAC what is going to be the main cost for your busines going forward? Is it getting the materials that you need? Is it going to be sales to find new clients and compete? What are the expenses going to be and do you have any timeline for, you know, a sustainable profitability?

Rich Riley

Sure. So the vast majority of proceeds will be used to actually build the plants. So we have the technology today. We have the customers today. And we need to build the plants to deliver the materials to those customers who are very eager to get them. So that’s where the capital’s gonna go mostly. We will also continue to invest heavily in R&D and to continue to advance the technology and work on future generations of products.

But most of it goes into plants. And we anticipate our first full year of profitability to be 2025 when our commercial scale plant comes online midway through that year.

Oliver Renick

So what do you have right now in terms of plants, operational facilities that you’re using to fulfill these contracts? Do you need to build them all or are you already doing things for these companies? I’m trying to figure out if you’re already producing something for them or if you have a promise and an agreement and they’re waiting for the deliverables.

Rich Riley

Sure. So we’ve been running pilot scale plants for several years. And we use those to produce what I would call sort of sample levels of materials to these customers so that they can work with the materials and understand their properties and get comfortable with them. In 2022 our first plant will come online and then our—and then I’ve—as I mentioned our first big commercial scale plant will be in 2025.

So the contracts that we’re signing are for those commercial scale facilities that’ll be online in a few years.

Oliver Renick

Okay. Now do you know what the operating dynamics of those are gonna be from a financial perspective? It seems like the product you know. You’ve been able to demonstrate on a smaller scale a sample. They can say okay, this works. But what about the financials? Do you know what an operating margin and a gross margin are gonna look like until you see these plants operating?

Rich Riley

Yeah, well we’ve done extensive planning around these plants and brought in a lot of experts, third party experts that have build facilities like these and have advised us on how these things are likely to scale and what the costs are likely to be. A couple benefits of our approach are one, we have an incredibly low cost of feed stock. Two, we use basic synthetic chemistry processes so none of the equipment in the plant is custom equipment. It’s all things that have been used before and are sort of industry standard, just sized to our specific needs.

Origin Materials Thursday, February 18, 2021, 9:00 AM Eastern

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And so that gives us a lot of visibility in terms of how much the plant will cost to build, how much the plant will cost to operate, and we anticipate EBITDA margins north of 50% at full scale.

Oliver Renick

Okay. Now on the plants do you right now or are there any potentials for hang ups? Do you have set timelines, deliverable timelines that investors should be looking for? Because when people come in and buy this stock now and are looking for fundamentals and trying to make sure they know what the expectations are. Can you give me an idea of what the timeline for some of these deliverables are? Maybe when you’ll have the first commercial plant.

Rich Riley

Sure. Well, our—the plant we’re building now is about halfway complete and will be—it’s scheduled to be completed in 2022 so we feel like we have good line of sight to that. And then the next one will be online in 2025 and we expect to update investors along the way on the construction progress of both plants.

Origin Materials Thursday, February 18, 2021, 9:00 AM Eastern

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About Artius

Artius (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. (doing business as “Origin Materials”) is the world’s leading carbon negative materials company. Origin’s mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin’s patented drop-in core technology, cost-competitive economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin’s first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade. For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Artius will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Artius’s common stock in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Artius or Origin at the following:

Artius Contact Information

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

Origin Materials Contact Information

Investors:	Media:
OriginIR@icrinc.com	OriginPR@icrinc.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Artius’s and Origin’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Artius’s securities, (ii) the risk that the transaction may not be completed by Artius’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger and Reorganization, by and between Artius Acquisition Inc., Zero Carbon Merger Sub Inc. and Micromidas, Inc., dated as of February 16, 2021 (the “Merger Agreement”) by the shareholders of Artius, and the satisfaction of the minimum trust account amount following redemptions by Artius’s public shareholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Origin’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Origin and potential difficulties in Origin employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Origin or against Artius related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Artius’s securities on a national securities exchange, (x) the price of Artius’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Artius plans to operate or Origin operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to manage rapid growth effectively, including completion of construction of facilities and beginning production in commercial quantities, (xiii) the maintenance, expansion and refurbishment of Origin’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes, which may have an adverse effect on the combined company’s results of operations and financial condition, (xiv) the ability to discover, develop and protect new technologies and to protect and enforce Origin’s or Artius’s intellectual property rights, (xv) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xvi) the fact that Origin is an early stage company with a history of losses and its future profitability is uncertain, (xvii) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers (xviii) compliance with extensive environmental, health and safety laws could require material expenditures, changes in operations or site remediation, (xix) the risk of downturns and a changing regulatory landscape in the highly competitive industry, (xx) risks relating to the value of the Artius’s shares to be issued in the transaction and uncertainty as to the long-term value of Artius’s common stock, (xxi) disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xxii) the amount of redemption requests made by Artius’s stockholders, (xxiii) those factors discussed in Artius’s final prospectus filed with the SEC on July 15, 2020 under the “Risk Factors” heading, and other documents Artius has filed, or will file, with the SEC and (xxiii) other risks to Artius’s and Origin’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for Origin or Artius, adversely impact demand or production; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by Artius. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of Artius’s subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of Artius would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Artius’s or Origin’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Artius nor Origin assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Artius, Origin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in Artius’s final prospectus filed with the SEC on July 15, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.